SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

57TH STREET GENERAL ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Common Stock, par value $0.0001
Warrants to Purchase Common Stock
(Title of Class of Securities)
316816107 (Common Stock)
316816123 (Warrants)
(CUSIP Number of Class of Securities)

Mark D. Klein
Chairman, President and Chief Executive Officer
590 Madison Avenue, 35th Floor
New York, New York 10022
(212) 409-2434
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation* $57,075,709.12	Amount of filing fee** $6,626.49
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 4,801,544 shares of outstanding common stock of 57th Street General Acquisition Corp., par value $0.0001 per share, at the tender offer price of $9.98 per share and 9,156,300 outstanding warrants of 57th Street General Acquisition Corp. at the tender offer price of $1.00 per warrant.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $116.10 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by 57th Street General Acquisition Corp., a Delaware corporation (“57th Street” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 4,801,544 shares of its common stock, par value $0.0001 (“Common Stock”) per share (the “shares”), at a price of $9.98 per share, net to the seller in cash, without interest (the “Stock Purchase Price”) and up to 9,156,300 outstanding warrants to purchase Common Stock (the “warrants”) at the tender offer price of $1.00 per warrant, net to the seller in cash (the “Warrant Purchase Price”) for an aggregate purchase price of up to $57,075,709.12. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated February 22, 2011 (the “Offer to Purchase”) and in the related Letters of Transmittal (“Letters of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.
     All information in the Offer to Purchase and the related Letters of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.
Item 1. Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
     The name of the issuer is 57th Street General Acquisition Corp., a company organized under the laws of the State of Delaware, and the address of its principal executive office is 590 Madison Avenue, 35th Floor, New York, New York 10022. 57th Street’s telephone number is (212) 409-2434.
(b) Securities.
     This Schedule TO relates to the Company’s shares and warrants. As of February 22, 2011, there were approximately 6,062,556 shares issued and outstanding (of which 5,456,300 shares were issued in the Company’s initial public offering, or IPO) and 9,156,300 outstanding warrants to acquire shares of common stock.
(c) Trading Market and Price.
     The information set forth in the sections of the Offer to Purchase titled “Information About the Companies” and “Price Range of Securities and Dividends” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
     The name of the filing person and subject company is 57th Street General Acquisition Corp. 57th Street’s business address is 590 Madison Avenue, 35th Floor, New York, New York 10022. 57th Street’s telephone number is (212) 409-2434.
     The executive officers and directors of 57th Street General Acquisition Corp. are set forth in the following table:

Name	Position(s)
Mark D. Klein	Chairman of the Board of Directors, Chief Executive Officer, President and Director
Paul D. Lapping	Chief Financial Officer, Secretary, Treasurer and Director
Frederick G. Kraegel	Director
Leonard A. Potter	Director
Andrew A. Fink	Director
     The address and telephone number of each executive officer and director is: c/o 57th Street Acquisition Corp., 590 Madison Avenue, 35th Floor, New York, New York 10022, telephone (212) 409-2434.
Item 4. Terms of the Transaction.
(a) Material Terms.
     (1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Shares; Purchase Price; No Proration” is incorporated herein by reference.
     (1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Shares; Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Warrants and Payment of Purchase Price” is incorporated herein by reference.
     (1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.
     (1)(iv) Not applicable.
     (1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.
     (1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.
     (1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares and Warrants” and “The Offer—Withdrawal Rights” is incorporated herein by reference.
     (1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Warrants and Payment of Purchase Price” is incorporated herein by reference.
     (1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Shares; Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.
     (1)(x) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “Beneficial Ownership of Securities—Voting Interests of Existing 57th Street Stockholders Following the Transaction” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

     (1)(xi) Not applicable.
     (1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares and Warrants” and “The Offer—U.S. Federal Income Tax Consequences” is incorporated herein by reference.
     (2) Not applicable.
(b) Purchases.
     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination Agreement,” “Certain Relationships and Related Transactions” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Business Combination Agreement,” “Management of 57th Street,” “Certain Relationships and Related Transactions,” “Beneficial Ownership of 57th Street Securities,” “The Offer— Purpose of the Offer; Certain Effects of the Offer” and “Description of Securities” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Transaction,” “The Business Combination Agreement” and “The Offer— Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.
     The information set forth in the section of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(c) Plans.
     The information set forth in the sections of the Offer to Purchase titled “The Transaction,” “The Business Combination Agreement,” “Business of Crumbs,” “Management of 57th Street Following the Transaction,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Description of Securities” and “Price Range of Securities and Dividends” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Sources of Funds.
     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Information About the Companies” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions.

     The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination Agreement—Conditions to Closing the Transaction” and “The Offer—Conditions of the Offer” is incorporated herein by reference.
(d) Borrowed funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities ownership.
     The information set forth in the sections of the Offer to Purchase titled “The Business Combination Agreement—Consideration to be Paid” and “Beneficial Ownership of 57th Street Securities” is incorporated herein by reference.
(b) Securities transactions.
     The information set forth in the sections of the Offer to Purchase titled “Beneficial Ownership of 57th Street Securities” and “Certain Relationship and Related Transactions” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
     The information set forth in the section of the Offer to Purchase titled “The Offer—Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a) Financial Information.
     Not applicable.
(b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Purchase and the related Letters of Transmittal, copies of which are filed as Exhibits (a)(l)(A), (a)(l)(B) and (a)(l)(C) hereto, is incorporated herein by reference.
(b) Other Material Information.
     Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated February 22, 2011.

(a)(1)(H)	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(1)(H)	Investor Presentation (incorporated by reference from Exhibit 99.2 to the Form 8-K/A filed by 57th Street General Acquisition Corp. on January 31, 2011).

(b)	Not applicable.

(d)(1)	Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(d)(2)	Amendment to Business Combination Agreement, by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members, dated as of February 18, 2011 (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on February 22, 2011.)

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
Item 13. Information Required by Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

57TH STREET GENERAL ACQUISITION CORP.

	By:	/s/ Mark D. Klein Mark D. Klein
Chairman, President and Chief Executive Officer

Date: February 22, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase dated February 22, 2011.

(a)(1)(B)*	Letter of Transmittal To Tender Shares of Common Stock.

(a)(1)(C)*	Letter of Transmittal To Tender Warrants to Purchase Common Stock.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Press Release, dated February 22, 2011.

(a)(1)(H)	Joint press release dated January 10, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(a)(1)(H)	Investor Presentation (incorporated by reference from Exhibit 99.2 to the Form 8-K/A filed by 57th Street General Acquisition Corp. on January 31, 2011).

(b)	Not applicable.

(d)	Business Combination Agreement, dated as of January 9, 2011 by and among 57th Street General Acquisition Corp., 57th Street Merger Sub LLC, Crumbs Holdings LLC, the members of Crumbs Holdings LLC, and the representatives of Crumbs Holdings LLC and its members (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by 57th Street General Acquisition Corp. on January 10, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith